FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

IMH Assets Corp.	0001017447
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K, February 24, 2004 Series 2004-2	333-109503

Name of Person Filing the Document
(If Other than the Registrant)


04009219


SEC MAIL PROCESSING
FEB 25 2004
WASH. D.C.
SECTION

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IMH ASSETS CORP.

By: 
Name: Richard J. Johnson
Title: Chief Financial Officer

Dated: February 24, 2004

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

ABS New Transaction

Revised Computational Materials

Impac CMB Trust Series 2004-2
COLLATERALIZED ASSET-BACKED BONDS, SERIES 2004-2

$1,000,000,000
(Approximate)

IMH Assets Corp.
Depositor

Impac Mortgage Holdings, Inc.
Seller

Impac Funding Corporation
Master Servicer

The attached tables and other statistical pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities nor the issuer of the securities makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation to the collateral tables which follow, is based only on a sample pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this sample pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. This sample pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the sample pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the sample pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not yet been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive computational materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Revised Preliminary Structural Term Sheet ***Date Revised: February 12, 2004***

$1,000,000,000 (Approximate)
IMH Assets Corp., Collateralized Asset-Backed Bonds, Series 2004-2

Class [1]	Approximate Bond Balance [2]	Tranche Type	WAL (Yrs.) Call/Mat [3][4]	Modified Duration (Yrs.) Call/Mat [3][4]	Payment Window (Mos.) Call/Mat [3][4]	Expected Rating (S&P / Moody's) [5]	Last Scheduled Payment Date
A-1	704,000,000	Floating Rate Senior	2.10 / 2.71	2.07 / 2.63	1-46 / 1-169	AAA / Aaa	January 2034
A-2	150,000,00	Floating Rate Super Senior	2.10 / 2.71	2.07 / 2.63	1-46 / 1-169	AAA / Aaa	January 2034
A-3	15,000,000	Floating Rate Senior Support	2.10 / 2.71	2.06 / 2.63	1-46 / 1-169	AAA / Aaa	January 2034
M-1	46,500,000	Floating Rate Mezzanine	2.10 / 2.71	2.06 / 2.62	1-46 / 1-169	AA+ / Aa1	January 2034
M-2	20,500,000	Floating Rate Mezzanine	2.10 / 2.71	2.05 / 2.61	1-46 / 1-169	AA+ / Aa2	January 2034
M-3	23,000,000	Floating Rate Mezzanine	2.10 / 2.71	2.04 / 2.58	1-46 / 1-169	AA / A1	January 2034
M-4	27,500,000	Floating Rate Mezzanine	2.10 / 2.71	2.03 / 2.57	1-46 / 1-169	AA / A2	January 2034
M-5	13,500,000	Floating Rate Mezzanine	2.10 / 2.71	2.03 / 2.56	1-46 / 1-169	A+ / A3	January 2034
Total:	$1,000,000,000						

(1) The Bond Interest Rates will be subject to a cap equal to the lesser of (i) 11.50% per annum and (ii) the Available Funds Rate (as described below).
(2) The bond balances are subject to a +/-5% variance.
(3) The Bonds are priced to call. In the event that an optional clean-up call does not occur on the earliest possible date, (i) the respective margins for the Class A-1, Class A-2 and Class A-3 Bonds will increase to 2.0 times the initial margin, and (ii) the respective margins for the Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Bonds will increase to 1.5 times the initial margin.
(4) Based on the collateral prepayment assumptions described under "Pricing Prepayment Speed" herein.
(5) Rating agency contacts: Standard & Poor's, David Glehan, (212) 438-7324; Moody's, Ido Gonen, (212) 553-0323.

Trust: Impac CMB Trust Series 2004-2.

Seller: Impac Mortgage Holdings, Inc. or an affiliate thereof.

Depositor: IMH Assets Corp.

Master Servicer:	Impac Funding Corporation.
Sub-Servicers:	Commencing on or before April 1, 2004 Countrywide Home Loans Servicing LP, or an affiliate thereof, will act as sub-servicer with respect to substantially all of the Mortgage Loans deposited into the Trust on the Closing Date and, with respect to the Subsequent Mortgage Loans, no later than three months after the date of transfer.
Underwriter:	Countrywide Securities Corporation (Lead Manager) and Bear, Stearns & Co. Inc. (Co-Manager).
Indenture Trustee:	Wells Fargo Bank, N.A.
Owner Trustee:	Wilmington Trust Company.
Bonds:	The "Bonds" will consist of (i) the Class A-1, Class A-2 and Class A-3 Bonds (together, the "Class A Bonds") and (ii) the Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Bonds (together, the "Class M Bonds").
Certificates:	The Trust will also issue Certificates representing the beneficial ownership interest in the Trust. The Certificates are not offered hereby.
Registration:	The Bonds will be available in book-entry form through DTC.
ERISA Eligibility:	The Bonds are expected to be ERISA eligible, subject to certain conditions.
SMMEA Eligibility:	The Bonds (other than the Class M-5 Bonds) will constitute "mortgage related securities" for purposes of SMMEA.
Sample Pool Calculation Date:	February 1, 2004.
Cut-off Date:	For each Mortgage Loan delivered to the Trust on the Closing Date, the later of February 1, 2004, or the origination date of such Mortgage Loan. For each Subsequent Mortgage Loan, the later of the first day of the month in which the Subsequent Mortgage Loan is delivered to the Trust, or the origination date of such Subsequent mortgage loan.
Cut-off Date Balance:	The aggregate scheduled unpaid principal balance of the Mortgage Loans as of the Cut-off Date, plus the amount on deposit in the Pre-Funding Account on the Closing Date.
Expected Pricing Date:	February [17], 2004.
Expected Closing Date:	February [26], 2004.
Payment Date:	The 25th day of each month (or, if such day is not a business day, the next succeeding business day) commencing in March 2004.
Accrued Interest:	The price to be paid by investors for the Bonds will not include accrued interest thru the Closing Date (i.e., settling flat).

Interest Accrual Period:	With respect to the Bonds and any Payment Date, the period commencing from the preceding Payment Date (or, in the case of the first Payment Date, from the Closing Date) through the day preceding such Payment Date (on an actual/360 basis).
Due Date:	The first day of each calendar month.
Optional Termination:	Subject to any restrictions set forth in the transaction documents, the terms of the transaction allow for a clean-up call with respect to the Bonds, which may be exercised upon the earlier of (i) any Payment Date on which the sum of the outstanding aggregate principal balance of the Mortgage Loans and the Pre-Funded Amount is less than or equal to 25% of the Cut-off Date Balance, and (ii) the Payment Date occurring in March 2014.
Pricing Prepayment Speed:	The Bonds will be priced based on an assumed collateral prepayment speed of 30% CPR.
Mortgage Loans:	The Trust will include mortgage loans (the "Mortgage Loans") having an aggregate principal balance as of the Sample Pool Calculation Date (the "Sample Pool Calculation Date Balance") of approximately $1,000,000,418, all of which are adjustable rate mortgage loans secured by first liens on the related mortgaged properties. The Mortgage Loans have the characteristics as of the Sample Pool Calculation Date described in the collateral tables included in these Computational Materials. The collateral tables included in these Computational Materials as Appendix A represent a sample pool of Mortgage Loans (the "Sample Pool") having the characteristics described therein as of the Sample Pool Calculation Date, and do not include additional Mortgage Loans expected to be included in the Trust on the Closing Date or, with respect to Subsequent Mortgage Loans, during the Funding Period. The final pool of Mortgage Loans to be included in the Trust will be different from the Sample Pool, although the characteristics of such final pool will not materially differ from the characteristics of the Sample Pool as indicated herein.
Original Pre-Funded Amount:	A deposit of not more than $250,000,000 (the "Original Pre-Funded Amount") will be made to a pre-funding account (the "Pre-Funding Account") on the Closing Date for the purpose of the Bonds. From the Closing Date to no later than May 20, 2004 (the "Funding Period"), the Pre-Funded Amount on deposit in the Pre-Funding Account will be used to purchase subsequent Mortgage Loans (the "Subsequent Mortgage Loans"). Any portion of the Original Pre-Funded Amount remaining on the last day of the Funding Period will be distributed as a prepayment of principal on the Bonds on the immediately following Payment Date.
Pre-Funded Amount:	The amount on deposit in the Pre-Funding Account on any date of determination.
Bond Interest Rate:	The Bond Interest Rate on each Class of Bonds for any Payment Date will be equal to the least of (a) one-month LIBOR plus the margin for such Class, (b) the Available Funds Rate, and (c) a fixed cap of 11.50%.
Premium Rate:	Approximately 6.48% of the Mortgage Loans by Sample Pool Calculation Date Balance are covered by mortgage insurance policies. The "Premium Rate" for any period will equal the premium rate of each insured Mortgage Loan for that period expressed as a weighted average rate for all Mortgage Loans. As of the Sample Pool Calculation Date, the weighted average Premium Rate of the Sample Pool is approximately 0.062%.

Class A	AAA/Aaa	13.60%
Class M-1	AA+/Aa1	8.95%
Class M-2	AA+/Aa2	6.90%
Class M-3	AA/A1	4.60%
Class M-4	AA/A2	1.85%
Class M-5	A+/A3	0.50%

1. Overcollateralization. The required initial Overcollateralization will be zero and will remain at zero through the Payment Date occurring in August 2004, after which time the required target Overcollateralization will increase to 0.50% of the sum of the aggregate Cut-off Date Balance of the Mortgage Loans (such balance the "Cut-off Date Balance") and the Pre-Funded Amount (such Overcollateralization amount, approximately $5,000,000). The required Overcollateralization amount does not stepdown.

2. Excess Cash Flow. "Excess Cash Flow" for any Payment Date will be equal to the available funds remaining after priorities 1 and 2 under "Priority of Payments" below.

3. Subordination. The Class M Bonds will provide subordination to those Classes of Bonds having a higher priority, to the extent described under *"Realized Losses"* below. The Class A-3 Bonds will provide additional subordination to the Class A-2 Bonds only, to the extent described under *"Realized Losses"* below

Realized Losses:

If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan, in which case the amount of such insufficiency is a "Realized Loss." Realized Losses will, in effect, be absorbed first, by Excess Cash Flow, and then by the reduction of overcollateralization. Following the reduction of any overcollateralization to zero, all allocable Realized Losses will be applied to the Class M Bonds and the Class A Bonds, beginning with the Class M-5 Bonds, then to the Class M-4 Bonds, then to the Class M-3 Bonds, then to the Class M-2 Bonds, then to the Class M-1 Bonds and, thereafter, to the Class A Bonds, *pro rata*, based on their then unpaid principal balance; provided, however, that any losses allocable to the Class A-2 Bonds will instead be applied to the Class A-3 Bonds until the Class A-3 Bonds have been reduced to zero (any realized losses thereafter will reduce the outstanding principal balance of the Class A-2 Bonds). Any Realized Losses allocated to the Class M Bonds and Class A Bonds will not bear interest and will be reimbursed as provided below in *"Priority of Payments."*

Allocated Realized Loss Amount:

With respect to the Class M Bonds and Class A Bonds and any Payment Date, an amount equal to the sum of any related Realized Loss allocated to that class of Bonds on that Payment Date and any Allocated Realized Loss Amount for that class remaining unpaid from the previous Payment Date.

Priority of Payments:

Available funds from the Mortgage Loans (which are net of any servicing, master servicing, indenture trustee, owner trustee, Net Derivative Fees and private mortgage insurance premium fees) will be distributed as follows:

1. Interest funds, sequentially to (i) concurrently, to the Class A Bonds and (ii) sequentially to the Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Bonds;
2. From available funds, on a *pro rata* basis, the Principal Distribution Amount to the Bonds;

3. Excess Cash Flow, following the distributions described in clause 2 above, as principal to the Bonds on a *pro rata* basis to build or restore Overcollateralization to the required Overcollateralization Target amount;
4. Any remaining Excess Cash Flow, following the distributions described in Clause 3 above, sequentially to (i) *pro rata*, based on Allocated Realized Loss Amounts previously allocated but unreimbursed, to the Class A Bonds; provided, however, that any amounts payable to the Class A-3 Bonds will first be used to reduce unpaid Allocated Realized Loss Amounts related to the Class A-2 Bonds (if any) and (ii) sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Bonds, in respect of Allocated Realized Loss Amounts;
5. Any remaining Excess Cash Flow, following the distributions described in Clause 4 above, sequentially, to (i) concurrently, to the Class A Bonds and (ii) sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Bonds, to cover any Unpaid Interest Shortfall Amounts;
6. Any remaining Excess Cash Flow, following the distributions described in clause 5 above, sequentially, to (i) concurrently, to the Class A Bonds and (ii) sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Bonds, to cover any Basis Risk Amounts which are not covered by payments received in respect of the Derivative Contracts; and
7. Any remaining Excess Cash Flow, following the distributions described in clause 6 above, to the Certificates.

[DM Tables, Available Funds Rate Schedule and Collateral Tables to follow]

Impac CMB Trust Series 2004-2, Class A-1

Price-DM Sensitivity Report

Settlement:	2/26/04
Class Balance:	$704,000,000
Pass-Thru Margin (pre-step-up):	0.30%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	30	30	30	30	30
WAL (yr)	9.50	2.71	2.10	1.28	1.01
MDUR (yr)	8.94	2.65	2.07	1.28	1.01
First Prin Pay	Mar04	Mar04	Mar04	Mar04	Mar04
Last Prin Pay	Mar14	Feb09	Dec07	Jun06	Dec05

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	44	36	36	37	36
WAL (yr)	19.14	3.45	2.71	1.66	1.30
MDUR (yr)	16.48	3.33	2.63	1.64	1.28
First Prin Pay	Mar04	Mar04	Mar04	Mar04	Mar04
Last Prin Pay	Jan34	Sep21	Mar18	Nov12	Nov10

Impac CMB Trust Series 2004-2, Class A-2

Price-DM Sensitivity Report

Settlement:	2/26/04
Class Balance:	$150,000,000
Pass-Thru Margin (pre-step-up):	0.29%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	29	29	29	29	29
WAL (yr)	9.50	2.71	2.10	1.28	1.01
MDUR (yr)	8.94	2.65	2.07	1.28	1.01
First Prin Pay	Mar04	Mar04	Mar04	Mar04	Mar04
Last Prin Pay	Mar14	Feb09	Dec07	Jun06	Dec05

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	42	35	35	35	35
WAL (yr)	19.14	3.45	2.71	1.66	1.30
MDUR (yr)	16.50	3.33	2.63	1.64	1.28
First Prin Pay	Mar04	Mar04	Mar04	Mar04	Mar04
Last Prin Pay	Jan34	Sep21	Mar18	Nov12	Nov10

Impac CMB Trust Series 2004-2, Class A-3

Price-DM Sensitivity Report

Settlement:	2/26/04
Class Balance:	$15,000,000
Pass-Thru Margin (pre-step-up):	0.40%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	40	40	40	40	40
WAL (yr)	9.50	2.71	2.10	1.28	1.01
MDUR (yr)	8.89	2.65	2.06	1.27	1.00
First Prin Pay	Mar04	Mar04	Mar04	Mar04	Mar04
Last Prin Pay	Mar14	Feb09	Dec07	Jun06	Dec05

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	58	48	49	49	49
WAL (yr)	19.14	3.45	2.71	1.66	1.30
MDUR (yr)	16.27	3.32	2.63	1.63	1.28
First Prin Pay	Mar04	Mar04	Mar04	Mar04	Mar04
Last Prin Pay	Jan34	Sep21	Mar18	Nov12	Nov10

Impac CMB Trust Series 2004-2, Class M-1

Price-DM Sensitivity Report

Settlement:	2/26/04
Class Balance:	$46,500,000
Pass-Thru Margin (pre-step-up):	0.50%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	50	50	50	50	50
WAL (yr)	9.50	2.71	2.10	1.28	1.01
MDUR (yr)	8.84	2.64	2.06	1.27	1.00
First Prin Pay	Mar04	Mar04	Mar04	Mar04	Mar04
Last Prin Pay	Mar14	Feb09	Dec07	Jun06	Dec05

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	61	55	55	55	55
WAL (yr)	19.14	3.45	2.71	1.66	1.30
MDUR (yr)	16.14	3.31	2.62	1.63	1.28
First Prin Pay	Mar04	Mar04	Mar04	Mar04	Mar04
Last Prin Pay	Jan34	Sep21	Mar18	Nov12	Nov10

Impac CMB Trust Series 2004-2, Class M-2

Price-DM Sensitivity Report

Settlement:	2/26/04
Class Balance:	$20,500,000
Pass-Thru Margin (pre-step-up):	0.65%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	65	65	65	65	65
WAL (yr)	9.50	2.71	2.10	1.28	1.01
MDUR (yr)	8.77	2.63	2.05	1.27	1.00
First Prin Pay	Mar04	Mar04	Mar04	Mar04	Mar04
Last Prin Pay	Mar14	Feb09	Dec07	Jun06	Dec05

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	79	71	72	72	72
WAL (yr)	19.14	3.45	2.71	1.66	1.30
MDUR (yr)	15.86	3.29	2.61	1.63	1.28
First Prin Pay	Mar04	Mar04	Mar04	Mar04	Mar04
Last Prin Pay	Jan34	Sep21	Mar18	Nov12	Nov10

Impac CMB Trust Series 2004-2, Class M-3

Price-DM Sensitivity Report

Settlement:	2/26/04
Class Balance:	$23,000,000
Pass-Thru Margin (pre-step-up):	1.00%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	100	100	100	100	100
WAL (yr)	9.50	2.71	2.10	1.28	1.01
MDUR (yr)	8.61	2.61	2.04	1.26	1.00
First Prin Pay	Mar04	Mar04	Mar04	Mar04	Mar04
Last Prin Pay	Mar14	Feb09	Dec07	Jun06	Dec05

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	122	110	110	111	111
WAL (yr)	19.14	3.45	2.71	1.66	1.30
MDUR (yr)	15.25	3.25	2.58	1.61	1.27
First Prin Pay	Mar04	Mar04	Mar04	Mar04	Mar04
Last Prin Pay	Jan34	Sep21	Mar18	Nov12	Nov10

Impac CMB Trust Series 2004-2, Class M-4

Price-DM Sensitivity Report

Settlement:	2/26/04
Class Balance:	$27,500,000
Pass-Thru Margin (pre-step-up):	1.10%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	110	110	110	110	110
WAL (yr)	9.50	2.71	2.10	1.28	1.01
MDUR (yr)	8.57	2.60	2.03	1.26	1.00
First Prin Pay	Mar04	Mar04	Mar04	Mar04	Mar04
Last Prin Pay	Mar14	Feb09	Dec07	Jun06	Dec05

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	134	121	121	122	122
WAL (yr)	19.14	3.45	2.71	1.66	1.30
MDUR (yr)	15.08	3.24	2.57	1.61	1.27
First Prin Pay	Mar04	Mar04	Mar04	Mar04	Mar04
Last Prin Pay	Jan34	Sep21	Mar18	Nov12	Nov10

Impac CMB Trust Series 2004-2, Class M-5

Price-DM Sensitivity Report

Settlement:	2/26/04
Class Balance:	$13,500,000
Pass-Thru Margin (pre-step-up):	1.25%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	125	125	125	125	125
WAL (yr)	9.50	2.71	2.10	1.28	1.01
MDUR (yr)	8.50	2.59	2.03	1.26	0.99
First Prin Pay	Mar04	Mar04	Mar04	Mar04	Mar04
Last Prin Pay	Mar14	Feb09	Dec07	Jun06	Dec05

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	152	137	138	138	138
WAL (yr)	19.14	3.45	2.71	1.66	1.30
MDUR (yr)	14.83	3.22	2.56	1.61	1.26
First Prin Pay	Mar04	Mar04	Mar04	Mar04	Mar04
Last Prin Pay	Jan34	Sep21	Mar18	Nov12	Nov10

[Available Funds Rate Schedule and Collateral Tables to follow]

Available Rate Schedule (1)

Period	Available Rate (2)	Available Rate (3)
1	4.10	4.10
2	4.69	7.69
3	4.83	7.91
4	4.68	7.85
5	4.20	11.21
6	4.00	11.52
7	4.05	11.73
8	4.18	12.11
9	4.15	12.20
10	4.33	12.55
11	4.32	12.67
12	4.56	13.11
13	4.98	13.71
14	4.81	13.64
15	5.03	13.99
16	5.04	14.11
17	5.25	14.45
18	5.42	14.75
19	5.52	14.95
20	5.76	15.31
21	5.77	15.37
22	5.98	15.67
23	5.74	12.42
24	5.93	10.47
25	6.46	11.15
26	6.10	10.84
27	6.27	11.08
28	6.12	10.90
29	6.31	11.15
30	6.41	11.53
31	6.46	11.59
32	6.75	12.02
33	6.61	11.85

Period	Available Rate (2)	Available Rate (3)
34	6.82	12.13
35	6.55	10.90
36	6.86	10.96
37	7.52	11.85
38	6.99	11.22
39	7.21	11.52
40	7.02	11.26
41	7.24	11.56
42	7.23	11.74
43	7.24	11.76
44	7.52	12.20
45	7.33	11.93
46	7.55	12.25
47	7.36	11.98

(1) Subject to those limitations set forth under "Note Rate" of the attached Computational Materials.

(2) Based on the 1-Month LIBOR, 6-Month LIBOR, 1-Year LIBOR and 1-Year CMT forward curves and assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Derivative Contracts.

(3) Assumes that the 1-Month LIBOR, 6-Month LIBOR, 1-Year LIBOR and 1-Year CMT forward curves instantaneously increase by 1000 basis points in period 2. Assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Derivative Contracts.

$1,000,000,418 Adjustable Rate Mortgage Loans

Summary of Loans in Sample Calculation Pool
(As of Sample Calculation Date)

			Range
Total Number of Loans		3,776	
Total Outstanding Balance		$1,000,000,418	
Average Loan Balance		$264,831	$47,366 to $2,372,579
WA Mortgage Rate		5.675%	3.000% to 10.375%
WA Mortgage Rate Net LPMI		5.612%	2.250% to 9.625%
Net WAC		5.203%	1.841% to 9.216%
ARM Characteristics			
WA Gross Margin		3.336%	1.875% to 9.250%
WA Months to First Roll		27	1 to 119
WA First Periodic Cap		2.870%	1.000% to 6.000%
WA Subsequent Periodic Cap		1.099%	1.000% to 2.500%
WA Lifetime Cap		11.645%	9.000% to 21.250%
WA Lifetime Floor		3.434%	1.875% to 9.625%
WA Original Term (months)		360	360 to 360
WA Remaining Term (months)		359	319 to 360
WA Age (months)		1	0 to 41
WA LTV		77.94%	21.96% to 100.00%
WA FICO		697	
WA DTI%		38.35%	
Secured by (% of pool)	1st Liens	100.00%	
	2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)		72.82%	
Prepay Moves Exempted	Soft	24.81%	
	Hard	48.01%	
	No Prepay	27.18%	
	Unknown	0.00%	

Top 5 States		Top 5 Prop		Doc Types		Purpose Codes		Occ Codes		Orig PP Term	
CA	69.11%	SFR	64.99%	REDUCED	54.22%	PUR	63.43%	OWNER	83.21%	0	27.18%
FL	7.01%	PUD	15.94%	FULL	19.75%	REFI/CO	27.20%	INV HM	14.35%	6	0.59%
NV	2.48%	CND	11.54%	NISA	8.04%	REFI	9.37%	2ND HM	2.43%	7	0.91%
VA	2.20%	2-4 FAMILY	7.52%	NO RATIO	6.73%					12	18.32%
NY	2.06%	MANUF	0.01%	NINA	6.39%					24	32.45%
										36	11.23%
										48	0.02%
										60	9.30%

$1,000,000,418 Adjustable Rate Mortgage Loans

Description												
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
30Y LIB6M	$72,417,598	254	7.24	$285,109	3.625	9.625	5.678	5.198	359.19	0.81	681	78.4
30Y LIB6M-IO	$168,845,086	572	16.88	$295,184	3.000	8.750	5.181	4.695	359.14	0.87	700	78.1
2/28 LIB6M	$248,421,381	1,165	24.84	$213,237	3.875	10.375	6.200	5.674	358.87	1.13	679	81.2
2/28 LIB6M-IO	$202,473,396	723	20.25	$280,046	3.500	8.750	5.513	5.058	359.19	0.81	706	78.9
2/1 LIB12M	$663,589	4	0.07	$165,897	6.250	8.000	7.223	6.577	359.00	1.00	693	86.9
3/27 LIB6M	$54,396,269	253	5.44	$215,005	3.750	9.250	6.049	5.561	358.87	1.14	685	79.6
3/27 LIB6M-IO	$72,904,018	263	7.29	$277,202	3.375	8.250	5.429	5.005	359.23	0.77	707	75.5
3/1 LIB12M	$551,689	3	0.06	$183,896	6.250	9.000	6.653	6.244	359.00	1.00	744	88.9
3/1 LIB12M-IO	$846,000	2	0.08	$423,000	4.250	4.375	4.318	3.909	359.00	1.00	787	76.6
5/25 LIB6M	$64,245,676	214	6.42	$300,213	4.125	7.875	5.789	5.366	358.67	1.33	709	71.5
5/25 LIB6M-IO	$104,154,912	295	10.42	$353,067	4.250	7.875	5.447	5.036	359.11	0.89	720	72.7
5/1 LIB12M	$3,817,690	13	0.38	$293,668	4.750	7.125	5.445	5.036	359.27	0.73	682	78.3
5/1 LIB12M-IO	$1,206,900	3	0.12	$402,300	5.250	5.750	5.568	5.158	359.28	0.72	743	78.3
5/1 CMT1Y-IO	$506,000	2	0.05	$253,000	5.000	5.375	5.144	4.734	359.00	1.00	765	76.1
7/23 LIB6M	$1,212,278	2	0.12	$606,139	5.750	6.125	6.026	5.617	358.74	1.26	698	66.7
7/23 LIB6M-IO	$92,250	1	0.01	$92,250	6.375	6.375	6.375	5.966	359.00	1.00	705	75.0
7/1 CMT1Y	$1,503,010	4	0.15	$375,753	5.250	5.875	5.546	5.136	359.39	0.61	688	78.3
10/20 LIB6M	$748,276	1	0.07	$748,276	5.250	5.250	5.250	4.841	358.00	2.00	781	54.5
10/20 LIB6M-IO	$994,400	2	0.10	$497,200	6.000	6.000	6.000	5.591	359.00	1.00	715	70.2
	$1,000,000,418	3,776	100.00	$264,831	3.000	10.375	5.675	5.203	359.04	0.96	697	77.9

Range of Current Balance												
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
$0.01 - $50,000.00	$47,366	1	0.00	$47,366	6.990	6.990	6.990	6.581	357.00	3.00	609	65.5
$50,000.01 - $100,000.00	$19,949,800	233	1.99	$85,621	3.750	9.000	6.320	5.829	359.00	1.00	683	78.4
$100,000.01 - $150,000.00	$74,385,319	589	7.44	$126,291	3.625	9.375	6.152	5.633	358.97	1.03	687	80.5
$150,000.01 - $200,000.00	$118,049,681	673	11.80	$175,408	3.250	9.625	5.872	5.363	359.06	0.94	692	79.7
$200,000.01 - $250,000.00	$132,464,848	592	13.25	$223,758	3.625	9.875	5.778	5.288	358.97	1.03	696	79.2
$250,000.01 - $300,000.00	$141,802,045	516	14.18	$274,810	3.750	10.375	5.670	5.196	359.18	0.82	696	79.4
$300,000.01 - $350,000.00	$117,322,783	362	11.73	$324,096	3.125	8.875	5.561	5.092	359.03	0.97	700	78.3
$350,000.01 - $400,000.00	$106,875,216	283	10.69	$377,651	3.000	8.000	5.505	5.037	359.00	1.00	703	78.4
$400,000.01 - $450,000.00	$61,966,037	145	6.20	$427,352	3.375	8.875	5.545	5.080	359.05	0.95	702	77.9
$450,000.01 - $500,000.00	$59,675,189	125	5.97	$477,402	3.375	8.375	5.515	5.048	359.12	0.88	703	76.9
$500,000.01 - $550,000.00	$36,773,799	70	3.68	$525,340	3.500	8.125	5.565	5.123	359.06	0.94	697	76.3
$550,000.01 - $600,000.00	$32,644,993	56	3.26	$582,946	3.250	7.750	5.514	5.104	359.11	0.91	691	74.1
$600,000.01 - $650,000.00	$40,798,783	64	4.08	$637,481	4.000	8.125	5.488	5.077	359.11	0.89	690	74.2
$650,000.01 - $700,000.00	$11,664,629	17	1.17	$686,155	3.875	7.250	5.481	5.072	359.00	1.00	680	71.3
$700,000.01 - $750,000.00	$11,829,836	16	1.18	$739,365	4.250	7.500	5.169	4.760	359.19	0.81	693	68.0
$750,000.01 - $800,000.00	$4,686,001	6	0.47	$781,000	3.875	5.990	5.054	4.645	358.83	1.17	709	72.1
$800,000.01 - $850,000.00	$2,515,369	3	0.25	$838,456	4.365	5.500	4.746	4.336	358.67	1.33	752	70.0
$850,000.01 - $900,000.00	$3,544,757	4	0.35	$886,189	5.000	6.375	5.786	5.377	358.75	1.50	699	73.8
$900,000.01 - $950,000.00	$4,624,140	5	0.46	$924,828	5.125	5.500	5.300	4.891	358.60	1.40	706	67.8
$950,000.01 - $1,000,000.00	$10,928,884	11	1.09	$993,535	4.875	5.990	5.328	4.919	358.54	1.46	726	70.8
$1,050,000.01 - $1,100,000.00	$1,087,500	1	0.11	$1,087,500	5.000	5.000	5.000	4.591	360.00	0.00	786	75.0

$1,000,000,418 Adjustable Rate Mortgage Loans

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
$1,250,000.01 - $1,300,000.00	$1,260,000	1	0.13	$1,260,000	5.625	5.625	5.625	5.216	357.00	3.00	756	60.0
$1,350,000.01 - $1,400,000.00	$2,730,864	2	0.27	$1,365,432	4.875	6.625	5.751	5.342	359.00	1.00	713	72.5
$2,350,000.01 - $2,400,000.00	$2,372,579	1	0.24	$2,372,579	5.875	5.875	5.875	5.466	359.00	1.00	711	51.6
	$1,000,000,418	**3,776**	**100.00**	**$264,831**	**3.000**	**10.375**	**5.675**	**5.203**	**359.04**	**0.96**	**697**	**77.9**

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
AL	$167,013	1	0.02	$167,013	5.375	5.375	5.375	4.966	360.00	0.00	711	95.0
AR	$389,340	3	0.04	$129,780	6.750	7.990	7.561	6.472	358.69	1.31	651	89.2
AZ	$19,721,864	124	1.97	$159,047	4.000	8.500	6.130	5.628	358.97	1.03	694	82.8
CA	$691,120,874	2,248	69.11	$307,438	3.000	10.375	5.480	5.028	359.10	0.90	702	76.5
CO	$13,461,912	69	1.35	$195,100	3.875	9.875	6.002	5.413	359.30	0.70	687	81.4
CT	$3,478,663	15	0.35	$231,911	4.875	7.990	6.607	6.085	358.61	1.39	668	84.7
DC	$2,170,331	10	0.22	$217,033	5.000	8.625	6.738	6.329	357.63	2.37	710	81.8
DE	$279,693	2	0.03	$139,847	5.875	6.250	6.049	5.640	359.46	0.54	650	72.5
FL	$70,144,033	359	7.01	$195,387	3.500	9.625	6.159	5.658	359.10	0.90	684	81.0
GA	$6,285,726	37	0.63	$169,884	3.750	8.625	6.387	5.952	358.54	1.46	687	83.5
HI	$7,138,393	16	0.71	$446,150	3.875	6.875	5.348	4.915	358.67	1.33	712	70.2
IA	$292,706	2	0.03	$146,353	7.000	9.250	7.898	7.038	359.40	0.60	645	86.0
IL	$14,121,148	78	1.41	$181,040	5.000	9.625	6.705	6.003	358.79	1.21	679	86.5
IN	$1,301,464	11	0.13	$118,315	4.000	8.375	6.177	5.569	358.73	1.27	686	83.1
KS	$151,841	1	0.02	$151,841	5.750	5.750	5.750	5.341	359.00	1.00	663	80.0
KY	$394,870	4	0.04	$98,718	4.870	7.250	6.014	5.605	357.30	2.70	633	81.2
LA	$644,233	5	0.06	$128,847	4.875	8.250	6.626	5.956	358.59	1.41	666	84.7
MA	$3,922,530	12	0.39	$326,878	5.000	8.000	6.424	5.967	358.41	1.59	689	83.4
MD	$12,379,024	57	1.24	$217,176	3.250	8.500	5.995	5.445	358.51	1.49	678	81.4
ME	$620,213	3	0.06	$206,738	6.000	6.750	6.396	5.940	356.86	3.14	659	65.3
MI	$4,626,300	29	0.46	$159,528	4.375	9.500	6.861	5.982	358.91	1.09	681	86.3
MN	$7,816,380	38	0.78	$205,694	4.500	8.375	6.443	5.804	358.94	1.06	692	83.8
MO	$1,254,371	12	0.13	$104,531	4.500	8.250	6.689	6.280	358.83	1.17	699	82.7
MS	$2,068,252	15	0.21	$137,883	4.500	8.750	7.126	6.404	359.15	0.85	703	87.6
MT	$382,500	2	0.04	$191,250	5.750	6.500	6.182	5.773	359.58	0.42	637	90.0
NC	$3,884,891	24	0.39	$161,870	4.500	8.875	6.279	5.810	358.83	1.17	688	81.0
ND	$65,004	1	0.01	$65,004	6.000	6.000	6.000	5.591	357.00	3.00	740	89.9
NE	$135,850	1	0.01	$135,850	8.250	8.250	8.250	7.841	360.00	0.00	664	95.0
NH	$1,476,989	4	0.15	$369,247	5.375	6.125	5.921	5.512	359.11	0.89	654	79.3
NJ	$9,539,839	35	0.95	$272,567	3.250	9.000	6.185	5.673	358.74	1.26	675	81.8
NM	$613,166	5	0.06	$122,633	5.875	7.750	6.458	6.049	359.05	0.95	714	79.7
NV	$24,845,353	122	2.48	$203,650	3.875	9.125	5.874	5.407	358.91	1.09	689	81.6
NY	$20,617,609	60	2.06	$343,627	4.125	8.500	6.081	5.623	358.92	1.08	687	77.4
OH	$4,391,577	29	0.44	$151,434	3.875	9.375	6.755	6.020	359.14	0.86	668	86.3
OK	$380,563	3	0.04	$126,854	5.500	6.990	5.838	5.429	359.36	0.64	638	87.4
OR	$5,948,750	34	0.59	$174,963	4.500	7.375	5.796	5.308	358.95	1.05	688	79.2
PA	$3,638,389	13	0.36	$279,876	5.000	7.990	6.281	5.632	357.99	2.01	667	85.2

$1,000,000,418 Adjustable Rate Mortgage Loans

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
RI	$801,005	5	0.08	$160,201	4.625	6.625	5.522	5.112	359.36	0.64	703	86.7
SC	$3,848,627	15	0.38	$256,575	3.500	8.125	5.642	5.145	358.52	1.48	698	79.3
TN	$1,993,674	12	0.20	$166,139	4.250	7.500	5.569	5.114	359.51	0.49	709	83.1
TX	$9,321,041	62	0.93	$150,339	3.875	8.250	6.154	5.696	359.33	0.67	680	83.2
UT	$9,046,502	55	0.90	$164,482	3.875	8.000	5.845	5.365	359.34	0.66	682	81.6
VA	$22,007,052	81	2.20	$271,692	3.875	8.375	5.780	5.300	358.55	1.45	691	78.7
WA	$12,075,352	54	1.21	$223,618	4.000	8.750	5.729	5.267	359.20	0.80	686	78.1
WI	$967,582	7	0.10	$138,226	4.875	8.875	6.590	5.882	359.49	0.51	678	72.7
WV	$67,927	1	0.01	$67,927	7.000	7.000	7.000	6.591	356.00	4.00	646	95.0
	$1,000,000,418	**3,776**	**100.00**	**$264,831**	**3.000**	**10.375**	**5.675**	**5.203**	**359.04**	**0.96**	**697**	**77.9**

Loan-to-Value Ratios(Include CLTVs for 2nd Liens)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
20.01 - 25.00	$187,946	2	0.02	$93,973	5.500	5.625	5.560	5.150	359.52	0.48	623	23.5
25.01 - 30.00	$2,230,438	11	0.22	$202,767	4.125	8.250	5.316	4.907	358.94	1.06	692	28.1
30.01 - 35.00	$2,471,409	10	0.25	$247,141	4.500	6.250	5.091	4.682	359.29	0.71	713	33.1
35.01 - 40.00	$3,352,572	15	0.34	$223,505	4.250	5.875	4.888	4.479	359.36	0.64	711	38.4
40.01 - 45.00	$3,732,877	13	0.37	$287,144	3.625	7.000	5.113	4.704	359.44	0.56	660	42.9
45.01 - 50.00	$11,813,405	45	1.18	$262,520	3.500	7.750	4.932	4.523	359.32	0.68	703	47.9
50.01 - 55.00	$16,364,103	45	1.64	$363,647	3.250	8.125	5.197	4.786	358.85	1.15	713	52.7
55.01 - 60.00	$13,416,414	48	1.34	$279,509	3.250	7.875	5.329	4.917	358.74	1.26	699	58.2
60.01 - 65.00	$29,360,380	97	2.94	$302,684	3.625	8.875	5.089	4.679	359.05	0.95	698	63.3
65.01 - 70.00	$156,366,365	527	15.64	$296,710	3.000	8.625	4.982	4.572	359.05	0.95	704	69.5
70.01 - 75.00	$55,269,228	179	5.53	$308,767	3.375	9.625	5.744	5.334	359.04	0.96	690	74.0
75.01 - 80.00	$512,517,311	1,873	51.25	$273,634	3.125	9.250	5.572	5.163	359.10	0.90	700	79.8
80.01 - 85.00	$21,326,452	78	2.13	$273,416	4.000	8.875	6.304	5.601	359.17	0.83	685	84.4
85.01 - 90.00	$100,032,825	489	10.00	$204,566	4.625	9.375	6.631	5.953	358.98	1.02	684	89.7
90.01 - 95.00	$63,409,279	308	6.34	$205,874	3.250	10.375	7.029	6.227	358.78	1.22	682	94.9
95.01 - 100.00	$8,149,416	36	0.81	$226,373	4.125	8.250	6.572	5.616	358.32	1.68	716	99.6
	$1,000,000,418	**3,776**	**100.00**	**$264,831**	**3.000**	**10.375**	**5.675**	**5.203**	**359.04**	**0.96**	**697**	**77.9**

Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
3.000 - 3.499	$3,898,300	10	0.39	$389,830	3.000	3.375	3.272	2.781	359.05	0.95	731	68.0
3.500 - 3.999	$16,431,009	57	1.64	$288,263	3.500	3.990	3.759	3.350	359.25	0.75	730	67.8
4.000 - 4.499	$52,046,855	169	5.20	$307,970	4.000	4.380	4.225	3.809	359.21	0.79	719	70.9
4.500 - 4.999	$161,375,887	569	16.14	$283,613	4.500	4.990	4.731	4.321	359.18	0.82	713	73.8
5.000 - 5.499	$210,786,335	731	21.08	$288,353	5.000	5.375	5.193	4.778	359.07	0.93	709	75.2
5.500 - 5.999	$235,391,380	838	23.54	$280,897	5.500	5.990	5.685	5.263	359.05	0.95	699	77.5
6.000 - 6.499	$112,794,316	437	11.28	$258,111	6.000	6.375	6.165	5.699	359.01	0.99	683	80.8
6.500 - 6.999	$96,568,311	416	9.66	$232,135	6.500	6.990	6.688	6.196	358.84	1.16	678	84.0

$1,000,000,418 Adjustable Rate Mortgage Loans

Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
7.000 - 7.499	$49,146,561	235	4.91	$209,134	7.000	7.490	7.165	6.506	358.82	1.18	670	85.9
7.500 - 7.999	$36,614,317	187	3.66	$195,798	7.500	7.990	7.669	6.863	358.78	1.22	662	87.4
8.000 - 8.499	$16,326,282	80	1.63	$204,104	8.000	8.375	8.135	7.039	359.10	0.90	662	89.2
8.500 - 8.999	$6,317,283	33	0.63	$191,433	8.500	8.875	8.703	7.844	359.37	0.63	637	87.6
9.000 - 9.499	$1,232,066	9	0.12	$136,896	9.000	9.375	9.217	8.055	358.38	1.62	621	87.6
9.500 - 9.999	$780,003	4	0.08	$195,001	9.500	9.875	9.665	7.909	359.28	0.72	620	91.0
10.000 - 10.499	$289,512	1	0.03	$289,512	10.375	10.375	10.375	8.246	358.00	2.00	657	95.0
	$1,000,000,418	**3,776**	**100.00**	**$264,831**	**3.000**	**10.375**	**5.675**	**5.203**	**359.04**	**0.96**	**697**	**77.9**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
SFR	$649,881,108	2,444	64.99	$265,909	3.125	10.375	5.664	5.187	359.07	0.93	695	77.9
PUD	$159,403,415	573	15.94	$278,191	3.250	9.125	5.669	5.197	358.96	1.04	699	79.4
CND	$115,383,874	508	11.54	$227,134	3.375	9.000	5.637	5.170	359.09	0.91	706	78.4
2-4 FAMILY	$75,213,986	250	7.52	$300,856	3.000	9.375	5.836	5.395	358.93	1.07	699	74.4
MANUF	$118,035	1	0.01	$118,035	7.500	7.500	7.500	7.091	357.00	3.00	659	71.7
	$1,000,000,418	**3,776**	**100.00**	**$264,831**	**3.000**	**10.375**	**5.675**	**5.203**	**359.04**	**0.96**	**697**	**77.9**

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
PUR	$634,276,113	2,422	63.43	$261,881	3.250	9.875	5.676	5.200	358.99	1.01	707	80.4
REFI/CO	$271,986,469	1,004	27.20	$270,903	3.000	10.375	5.782	5.313	359.14	0.86	676	73.4
REFI	$93,737,836	350	9.37	$267,822	3.125	9.125	5.357	4.897	359.14	0.86	694	74.0
	$1,000,000,418	**3,776**	**100.00**	**$264,831**	**3.000**	**10.375**	**5.675**	**5.203**	**359.04**	**0.96**	**697**	**77.9**

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
OWNER OCC	$832,117,696	3,031	83.21	$274,536	3.125	10.375	5.641	5.177	359.05	0.95	695	78.3
INV HM	$143,539,974	646	14.35	$222,198	3.000	9.375	5.867	5.348	359.02	0.98	706	76.1
2ND HM	$24,342,748	99	2.43	$245,886	3.375	8.375	5.683	5.241	358.83	1.17	706	75.6
	$1,000,000,418	**3,776**	**100.00**	**$264,831**	**3.000**	**10.375**	**5.675**	**5.203**	**359.04**	**0.96**	**697**	**77.9**

$1,000,000,418 Adjustable Rate Mortgage Loans

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
301 - 360	$1,000,000,418	3,776	100.00	$264,831	3.000	10.375	5.675	5.203	359.04	0.96	697	77.9
	$1,000,000,418	**3,776**	**100.00**	**$264,831**	**3.000**	**10.375**	**5.675**	**5.203**	**359.04**	**0.96**	**697**	**77.9**

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
REDUCED	$542,175,536	1,966	54.22	$275,776	3.000	9.375	5.570	5.117	359.08	0.92	699	77.0
FULL	$197,485,183	738	19.75	$267,595	3.125	8.875	5.195	4.744	359.05	0.95	704	77.0
NISA	$80,448,901	350	8.04	$229,854	4.125	10.375	6.329	5.766	359.16	0.84	686	83.6
NO RATIO	$67,258,399	260	6.73	$258,686	3.625	8.250	5.944	5.411	359.16	0.84	697	81.1
NINA	$63,864,976	286	6.39	$223,304	4.000	9.875	6.629	6.076	358.73	1.27	686	81.3
SISA	$45,511,585	166	4.55	$274,166	4.000	9.625	6.140	5.706	358.61	1.39	676	74.3
NAV	$3,255,838	10	0.33	$325,584	4.125	6.125	5.260	4.851	359.36	0.64	712	76.0
	$1,000,000,418	**3,776**	**100.00**	**$264,831**	**3.000**	**10.375**	**5.675**	**5.203**	**359.04**	**0.96**	**697**	**77.9**

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
Unknown	$326,444	2	0.03	$163,222	5.125	5.875	5.667	5.258	360.00	0.00		80.0
801 - 820	$3,490,698	13	0.35	$268,515	4.625	6.500	5.390	4.937	358.83	1.17	807	68.3
781 - 800	$33,363,753	111	3.34	$300,574	3.125	8.375	5.162	4.718	359.06	0.94	788	75.7
761 - 780	$63,723,300	228	6.37	$279,488	3.250	8.375	5.300	4.847	359.01	0.99	769	76.5
741 - 760	$105,309,360	377	10.53	$279,335	3.250	9.000	5.343	4.903	359.11	0.89	750	76.9
721 - 740	$123,171,550	458	12.32	$268,934	3.375	8.500	5.402	4.952	359.09	0.91	731	77.7
701 - 720	$138,692,610	508	13.87	$273,017	3.500	8.875	5.466	5.004	359.02	0.98	710	77.4
681 - 700	$164,516,826	611	16.45	$269,258	3.250	8.875	5.546	5.089	359.02	0.98	691	77.7
661 - 680	$121,482,387	471	12.15	$257,924	3.625	9.375	5.894	5.419	359.00	1.00	670	79.6
641 - 660	$121,021,831	486	12.10	$249,016	3.000	10.375	6.021	5.505	359.01	0.99	651	79.3
621 - 640	$79,155,375	316	7.92	$250,492	4.125	9.875	6.273	5.739	359.04	0.96	631	80.0
601 - 620	$31,166,262	122	3.12	$255,461	4.375	8.625	6.389	5.847	359.17	0.83	613	77.7
581 - 600	$8,774,620	37	0.88	$237,152	5.000	9.375	6.759	6.299	359.20	0.80	593	75.6
561 - 580	$1,784,430	11	0.18	$162,221	5.500	8.625	7.472	7.063	359.52	0.48	572	68.4
541 - 560	$2,578,364	15	0.26	$171,891	6.990	8.875	7.809	7.390	359.16	0.84	550	65.2
521 - 540	$583,925	4	0.06	$145,981	8.500	9.625	8.902	8.492	359.06	0.94	531	73.4
501 - 520	$858,683	6	0.09	$143,114	7.750	9.125	8.417	8.007	357.69	2.31	511	71.1
	$1,000,000,418	**3,776**	**100.00**	**$264,831**	**3.000**	**10.375**	**5.675**	**5.203**	**359.04**	**0.96**	**697**	**77.9**

$1,000,000,418 Adjustable Rate Mortgage Loans

Delinquency Status

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
Current	$1,000,000,418	3,776	100.00	$264,831	3.000	10.375	5.675	5.203	359.04	0.96	697	77.9
	$1,000,000,418	**3,776**	**100.00**	**$264,831**	**3.000**	**10.375**	**5.675**	**5.203**	**359.04**	**0.96**	**697**	**77.9**

Collateral Grouped by 12 Month Payment History

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
Unknown	$1,000,000,418	3,776	100.00	$264,831	3.000	10.375	5.675	5.203	359.04	0.96	697	77.9
	$1,000,000,418	**3,776**	**100.00**	**$264,831**	**3.000**	**10.375**	**5.675**	**5.203**	**359.04**	**0.96**	**697**	**77.9**

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
0	$271,823,936	955	27.18	$284,632	3.000	9.875	5.732	5.263	358.97	1.03	703	78.1
6	$5,899,516	17	0.59	$347,030	4.500	8.250	5.355	4.911	358.93	1.07	712	76.1
7	$9,112,309	29	0.91	$314,218	4.250	7.125	5.425	5.016	358.38	1.62	710	68.1
12	$183,172,108	631	18.32	$290,289	3.250	8.750	5.353	4.885	359.12	0.88	698	76.6
24	$324,458,127	1,370	32.45	$236,831	3.500	9.625	5.783	5.293	359.07	0.93	692	80.2
36	$112,271,427	461	11.23	$243,539	3.750	9.000	5.749	5.285	359.14	0.86	690	77.0
48	$220,500	1	0.02	$220,500	7.500	7.500	7.500	7.091	360.00	0.00	656	90.0
60	$93,042,495	312	9.30	$298,213	3.375	10.375	5.715	5.272	358.95	1.05	702	74.4
20	**$1,000,000,418**	**3,776**	**100.00**	**$264,831**	**3.000**	**10.375**	**5.675**	**5.203**	**359.04**	**0.96**	**697**	**77.9**

80% LTV/PMI Analysis

(Excludes 2865 80% or less LTV Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
> 80% LTV, no MI	$894,617	4	0.46	$223,654	7.250	8.625	7.936	7.527	358.61	1.39	625	89.2
> 80% LTV, with MI	$192,023,354	907	99.54	$211,713	3.250	10.375	6.718	5.983	358.91	1.09	685	91.2
	$192,917,971	**911**	**100.00**	**$211,765**	**3.250**	**10.375**	**6.723**	**5.990**	**358.91**	**1.09**	**685**	**91.2**

Range of Months to Roll

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
1 - 6	5	$241,401,407	827	24.14	$291,900	3.000	9.625	5.330	4.846	359.13	0.87	695	78.2
13 - 18	17	$1,162,451	4	0.12	$290,613	4.750	5.875	5.509	4.726	353.26	6.74	704	83.7
19 - 24	23	$450,257,193	1,887	45.03	$238,610	3.500	10.375	5.894	5.401	359.04	0.96	691	80.2
32 - 37	35	$128,697,975	521	12.87	$247,021	3.375	9.250	5.689	5.238	359.08	0.92	698	77.3
50 - 55	54	$872,846	3	0.09	$290,949	5.500	7.250	6.685	6.276	354.05	5.95	710	84.1
56 - 61	59	$173,058,332	524	17.31	$330,264	4.125	7.875	5.568	5.152	358.98	1.02	715	72.4

$1,000,000,418 Adjustable Rate Mortgage Loans

Range of Months to Roll

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
80 - 85	83	$2,807,538	7	0.28	$401,077	5.250	6.375	5.780	5.371	359.10	0.90	693	73.2
> 85	119	$1,742,676	3	0.17	$580,892	5.250	6.000	5.678	5.269	358.57	1.43	743	63.5
27	**27**	**$1,000,000,418**	**3,776**	**100.00**	**$264,831**	**3.000**	**10.375**	**5.675**	**5.203**	**359.04**	**0.96**	**697**	**77.9**

Range of Margin

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
1.750 - 1.999	$1,866,900	4	0.19	$466,725	4.375	6.000	5.517	5.107	359.00	1.00	745	73.7
2.000 - 2.249	$1,491,884	3	0.15	$497,295	4.375	5.375	5.185	4.776	358.02	1.98	724	75.7
2.250 - 2.499	$111,092,831	284	11.11	$391,172	3.125	8.000	5.266	4.851	358.89	1.11	725	71.6
2.500 - 2.749	$24,343,366	92	2.43	$264,602	3.500	8.500	4.984	4.575	359.03	0.97	715	77.5
2.750 - 2.999	$62,783,182	200	6.28	$313,916	3.250	8.250	5.402	4.976	358.60	1.40	712	76.8
3.000 - 3.249	$175,651,670	617	17.57	$284,687	3.000	9.000	5.237	4.818	359.15	0.85	695	78.0
3.250 - 3.499	$360,253,888	1,453	36.03	$247,938	3.375	9.000	5.565	5.148	359.19	0.81	704	78.8
3.500 - 3.749	$96,929,385	391	9.69	$247,901	4.125	8.625	5.902	5.439	359.15	0.85	689	76.6
3.750 - 3.999	$49,683,030	198	4.97	$250,924	4.250	8.875	6.209	5.659	359.23	0.77	658	76.9
4.000 - 4.249	$14,697,495	57	1.47	$257,851	5.250	8.875	6.883	5.950	358.68	1.32	668	84.9
4.250 - 4.499	$6,985,737	34	0.70	$205,463	4.500	8.875	6.992	5.748	359.25	0.75	673	89.6
4.500 - 4.749	$14,629,712	65	1.46	$225,072	4.625	9.625	7.223	6.104	358.47	1.53	655	84.8
4.750 - 4.999	$6,106,854	31	0.61	$196,995	5.000	10.375	7.286	5.765	358.98	1.02	672	91.3
5.000 - 5.249	$48,819,987	223	4.88	$218,924	4.875	9.875	6.641	6.173	358.33	1.67	678	83.1
5.250 - 5.499	$5,239,936	29	0.52	$180,687	5.375	9.250	7.328	6.312	358.90	1.10	650	86.0
5.500 - 5.749	$4,609,176	21	0.46	$219,485	5.875	8.750	7.057	6.365	359.11	0.89	612	75.5
5.750 - 5.999	$2,403,744	19	0.24	$126,513	5.250	9.625	7.761	7.341	358.70	1.30	590	69.1
6.000 - 6.249	$2,566,568	10	0.26	$256,657	5.990	9.375	7.019	5.906	359.21	0.79	626	79.9
6.250 - 6.499	$2,490,983	11	0.25	$226,453	5.500	8.875	7.154	6.593	359.14	0.86	633	76.6
6.500 - 6.749	$2,369,572	7	0.24	$338,510	6.875	7.250	6.890	6.250	359.39	0.61	648	81.5
6.750 - 6.999	$493,345	3	0.05	$164,448	7.000	7.750	7.346	6.937	358.27	1.73	621	75.2
7.000 - 7.249	$1,364,630	7	0.14	$194,947	7.250	8.875	7.784	7.049	359.52	0.48	627	76.6
7.250 - 7.499	$536,749	4	0.05	$134,187	7.625	7.750	7.703	6.484	360.00	0.00	695	85.2
7.500 - 7.749	$502,559	3	0.05	$167,520	7.750	7.875	7.840	6.412	359.74	0.26	645	91.0
7.750 - 7.999	$1,152,898	5	0.12	$230,580	8.000	8.125	8.058	6.717	359.51	0.49	660	89.9
8.000 - 8.249	$206,971	1	0.02	$206,971	8.375	8.375	8.375	7.336	359.00	1.00	790	95.0
8.250 - 8.499	$149,060	1	0.01	$149,060	8.500	8.500	8.500	7.461	359.00	1.00	738	95.0
8.500 - 8.749	$241,165	1	0.02	$241,165	8.875	8.875	8.875	6.696	360.00	0.00	627	95.0
9.000 - 9.249	$116,850	1	0.01	$116,850	9.250	9.250	9.250	7.711	360.00	0.00	671	95.0
9.250 - 9.499	$220,292	1	0.02	$220,292	9.500	9.500	9.500	7.471	359.00	1.00	643	95.0
3.336	**$1,000,000,418**	**3,776**	**100.00**	**$264,831**	**3.000**	**10.375**	**5.675**	**5.203**	**359.04**	**0.96**	**697**	**77.9**

$1,000,000,418 Adjustable Rate Mortgage Loans

Range of Maximum Rates

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
9.000 - 9.499	$5,065,500	13	0.51	$389,654	3.000	4.375	3.526	3.054	358.97	1.03	742	69.9
9.500 - 9.999	$20,963,616	71	2.10	$295,262	3.500	4.990	3.975	3.565	359.16	0.84	724	69.0
10.000 - 10.499	$54,663,796	185	5.47	$295,480	4.000	5.375	4.300	3.884	359.15	0.85	716	71.4
10.500 - 10.999	$167,255,385	592	16.73	$282,526	4.375	5.875	4.795	4.384	359.13	0.87	712	74.2
11.000 - 11.499	$217,774,819	753	21.78	$289,210	4.750	6.500	5.242	4.828	359.06	0.94	707	75.3
11.500 - 11.999	$235,100,030	841	23.51	$279,548	4.875	6.990	5.732	5.310	359.00	1.00	698	77.7
12.000 - 12.499	$109,507,212	434	10.95	$252,321	5.750	7.875	6.239	5.772	359.00	1.00	684	81.4
12.500 - 12.999	$89,107,871	387	8.91	$230,253	4.870	7.990	6.736	6.238	358.91	1.09	679	84.1
13.000 - 13.499	$38,089,905	183	3.81	$208,142	6.990	8.375	7.188	6.515	359.06	0.94	671	86.6
13.500 - 13.999	$25,541,983	132	2.55	$193,500	4.375	8.625	7.585	6.804	359.19	0.81	668	88.1
14.000 - 14.499	$18,122,316	84	1.81	$215,742	4.875	8.375	7.888	6.788	359.13	0.87	661	88.8
14.500 - 14.999	$10,912,421	57	1.09	$191,446	6.750	8.875	8.066	7.012	359.18	0.82	638	86.7
15.000 - 15.499	$3,129,058	18	0.31	$173,837	5.250	9.375	8.261	7.217	357.23	2.77	625	84.2
15.500 - 15.999	$2,615,746	15	0.26	$174,383	7.500	9.875	8.755	7.855	359.15	0.85	596	83.3
16.000 - 16.499	$783,020	5	0.08	$156,604	8.250	10.375	9.366	8.321	357.29	2.71	582	75.9
16.500 - 16.999	$316,700	2	0.03	$158,350	5.250	9.625	7.371	6.961	359.48	0.52	638	77.5
17.500 - 17.999	$381,601	1	0.04	$381,601	5.750	5.750	5.750	5.341	359.00	1.00	619	54.6
19.500 - 19.999	$260,365	1	0.03	$260,365	6.875	6.875	6.875	6.466	356.00	4.00	715	95.0
20.000 - 20.499	$99,753	1	0.01	$99,753	7.000	7.000	7.000	6.591	357.00	3.00	766	44.5
21.000 - 21.499	$309,323	1	0.03	$309,323	7.625	7.625	7.625	5.066	357.00	3.00	609	100.0
11.645	**$1,000,000,418**	**3,776**	**100.00**	**$264,831**	**3.000**	**10.375**	**5.675**	**5.203**	**359.04**	**0.96**	**697**	**77.9**

$1,000,000,418 Adjustable Rate Mortgage Loans

Next Interest Adjustment Date

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
03/04	$138,723	1	0.01	$138,723	5.250	5.250	5.250	3.961	319.00	41.00	690	95.0
04/04	$367,000	2	0.04	$183,500	5.500	7.125	6.213	5.804	356.00	4.00	707	78.7
05/04	$6,322,807	20	0.63	$316,140	4.500	7.500	5.506	5.077	357.00	3.00	714	77.1
06/04	$43,299,660	130	4.33	$333,074	3.000	9.625	5.247	4.805	358.02	1.98	699	77.2
07/04	$97,518,803	316	9.75	$308,604	3.250	8.750	5.293	4.798	359.00	1.00	696	78.6
08/04	$81,416,636	306	8.14	$266,067	3.375	9.000	5.359	4.870	359.99	0.01	691	78.1
09/04	$12,337,777	52	1.23	$237,265	3.750	8.750	5.609	5.062	360.00	0.00	680	79.5
04/05	$215,391	1	0.02	$215,391	5.125	5.125	5.125	4.716	350.00	10.00	718	79.3
08/05	$947,060	3	0.09	$315,687	4.750	5.875	5.596	4.728	354.00	6.00	701	84.7
09/05	$977,774	4	0.10	$244,443	6.000	9.000	6.705	6.296	355.00	5.00	620	81.0
10/05	$10,444,257	50	1.04	$208,885	4.875	9.125	6.930	6.474	356.00	4.00	661	83.4
11/05	$15,953,241	76	1.60	$209,911	4.375	8.625	6.415	5.864	357.00	3.00	684	84.1
12/05	$68,302,544	289	6.83	$236,341	3.875	10.375	5.995	5.459	358.00	2.00	692	80.9
01/06	$201,146,580	822	20.11	$244,704	3.500	9.500	5.811	5.337	359.00	1.00	694	79.5
02/06	$125,458,165	524	12.55	$239,424	3.875	9.375	5.802	5.315	360.00	0.00	695	80.6
03/06	$27,974,632	122	2.80	$229,300	3.875	9.875	5.949	5.414	360.00	0.00	668	77.9
10/06	$1,527,591	6	0.15	$254,599	5.125	6.875	6.109	5.671	356.00	4.00	683	82.5
11/06	$6,089,307	24	0.61	$253,721	4.500	7.625	5.698	5.179	357.00	3.00	685	81.0
12/06	$21,496,467	92	2.15	$233,657	4.375	8.625	5.975	5.538	358.03	1.97	702	79.3
01/07	$52,049,917	206	5.20	$252,669	4.000	9.000	5.645	5.198	359.00	1.00	700	76.8
02/07	$36,873,794	145	3.69	$254,302	3.375	9.250	5.595	5.138	360.00	0.00	700	77.3
03/07	$10,660,900	48	1.07	$222,102	3.750	8.875	5.587	5.144	360.00	0.00	686	73.0
07/08	$413,571	1	0.04	$413,571	7.000	7.000	7.000	6.591	353.00	7.00	779	80.0
09/08	$459,275	2	0.05	$229,638	5.500	7.250	6.401	5.992	355.00	5.00	648	87.7
10/08	$2,073,914	6	0.21	$345,652	5.500	7.000	5.888	5.479	356.00	4.00	680	75.1
11/08	$2,688,087	10	0.27	$268,809	4.750	7.000	5.779	5.370	357.00	3.00	704	79.9
12/08	$36,116,995	120	3.61	$300,975	4.375	7.875	5.732	5.309	358.00	2.00	715	72.5
01/09	$88,789,532	262	8.88	$338,891	4.125	7.375	5.549	5.137	359.00	1.00	716	72.1
02/09	$36,156,597	105	3.62	$344,349	4.250	7.875	5.411	4.992	360.00	0.00	722	73.2
03/09	$7,233,207	21	0.72	$344,438	5.000	6.375	5.590	5.181	360.00	0.00	677	66.9
12/10	$320,646	1	0.03	$320,646	5.750	5.750	5.750	5.341	358.00	2.00	704	57.5
01/11	$1,898,893	5	0.19	$379,779	5.250	6.375	5.872	5.463	359.00	1.00	689	73.8
02/11	$588,000	1	0.06	$588,000	5.500	5.500	5.500	5.091	360.00	0.00	698	80.0
12/13	$748,276	1	0.07	$748,276	5.250	5.250	5.250	4.841	358.00	2.00	781	54.5
01/14	$994,400	2	0.10	$497,200	6.000	6.000	6.000	5.591	359.00	1.00	715	70.2
04/06	**$1,000,000,418**	**3,776**	**100.00**	**$264,831**	**3.000**	**10.375**	**5.675**	**5.203**	**359.04**	**0.96**	**697**	**77.9**

$1,000,000,418 Adjustable Rate Mortgage Loans

Range of DTI%

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
5.01 - 10.00	$1,698,470	6	0.17	$283,078	3.375	5.125	4.445	4.036	359.38	0.62	711	62.9
10.01 - 15.00	$2,476,285	9	0.25	$275,143	4.750	6.875	5.648	5.196	358.96	1.04	701	74.5
15.01 - 20.00	$11,202,871	42	1.12	$266,735	3.500	8.875	5.659	5.092	359.29	0.71	706	74.6
20.01 - 25.00	$20,355,212	78	2.04	$260,964	3.250	7.990	5.485	5.033	359.02	0.98	710	75.5
25.01 - 30.00	$40,815,947	136	4.08	$300,117	3.000	8.250	5.193	4.745	358.89	1.11	716	74.7
30.01 - 35.00	$74,779,673	266	7.48	$281,127	3.375	9.000	5.515	5.063	358.94	1.06	701	76.9
35.01 - 40.00	$114,842,922	393	11.48	$292,221	3.125	9.375	5.462	5.021	358.84	1.16	705	76.9
40.01 - 45.00	$113,496,206	419	11.35	$270,874	3.625	8.625	5.568	5.098	358.92	1.08	697	77.9
45.01 - 50.00	$100,413,402	365	10.04	$275,105	3.625	8.875	5.529	5.061	358.93	1.07	694	79.2
50.01 - 55.00	$10,065,489	33	1.01	$305,015	3.375	7.500	5.126	4.717	358.91	1.09	687	72.4
> 55.00	$1,890,979	6	0.19	$315,163	4.500	7.750	5.535	5.028	358.66	1.34	675	77.7
Unknown	$507,962,960	2,023	50.80	$251,094	3.250	10.375	5.861	5.376	359.17	0.83	693	78.7
38.35	**$1,000,000,418**	**3,776**	**100.00**	**$264,831**	**3.000**	**10.375**	**5.675**	**5.203**	**359.04**	**0.96**	**697**	**77.9**